Exhibit 11.1
Rong Tong [2007] No. 012
Code of Business Conduct and Ethics of Longtop Financial Technologies Limited
Policy:
This Code of Business Conduct and Ethics ( “Code of Ethics” or “Code”) reflects the commitment of Longtop Financial Technologies Limited (the “LFT” or the “Company”) to conduct its business affairs in accordance with not only the requirements of law but also standards of ethical conduct that will maintain and foster the Company’s reputation for honest and straightforward business dealings. The standards in this Code may be further explained and implemented through policy memoranda, including those relating to specific areas of our business. If a law conflicts with a policy in this Code, the Company and the employees must comply with the law. This Code and related memoranda and manuals are available from the Human Resources Department of LFT.
Please sign the acknowledgement form at the end of this document and return the form to the Human Resources Department indicating that you have received, read, understand and agree to comply with this Code of Ethics. The signed acknowledgment form will be kept in your personnel file. Each year you will be asked to sign an acknowledgment form indicating your continued understanding of the Code of Ethics.
(Notes: Reference to Longtop Financial Technologies Limited herein includes Longtop Financial Technologies Limited and its affiliates, including but not limited to Xiamen Longtop System Engineering Co., Ltd., Xiamen Longtop Technologies Co., Ltd., Xiamen Longtop Information Technology Service Co., Ltd. and their subsidiaries and affiliates.)
Purpose:
Every employee of the LFT is subject to and must abide by this Code of Ethics. References in this Code to employees include members of the LFT’s Board of Directors as well as the officers of the Company. All such persons are hereinafter referred to as the “covered persons”.
You are strongly encouraged to consult with persons in charge of the Legal Department of the Company if you have any questions concerning the requirements or interpretation of this Code of Ethics.
Those who violate the standards in this Code may be subject to disciplinary action. If you are in or aware of a situation which you believe may violate or lead to a violation of this Code, please follow the guidelines described in Section 8 and Section 9 of this Code.

Procedure:
1. Honest, Lawful and Ethical Conduct
The conduct of covered persons in performing their duties on behalf of the Company must in all situations, as to all matters and at all times, be honest, lawful and in accordance with high ethical and professional standards.
In addition, the conduct of all covered persons must at all times be respectful of the rights of others and, in keeping with their duty of loyalty to the Company, must at all times be in the best interests of the Company.
The requirement of honest, lawful, and ethical conduct is broad and therefore must be stated in general terms. As such, this Code does not cover every issue that may arise, but instead sets out basic principles to guide all employees of the Company.
2. Conflicts of Interest
Employees, officers and directors owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises. A “conflict of interest” exists when a covered person’s personal or private interest improperly interferes with the interests of the Company. A conflict situation can arise when an employee, officer or director takes actions or has interests that may make it difficult to perform his or her work for the Company objectively and effectively. Conflicts of interest may also arise when any such covered person, or any member of his or her family, receives improper personal benefits as a result of his or her position in the Company.
This means that you cannot consider whether the decision you make will provide an additional benefit (or detriment) to you or an immediate relative or close business associate. It also means that you may not use information or a business opportunity obtained in conducting company business to gain a financial advantage or benefit for yourself or an immediate relative or close business associate. It is almost always a conflict of interest for a covered person to work simultaneously for a competitor, customer or supplier. The best policy is to avoid any material business connection with our customers, suppliers or competitors, except when acting on the Company’s behalf.
The Company respects the privacy of its employees and their right to engage in outside activities that do not conflict with the interests of, do not interfere with the performance of their duties on behalf of, and do not reflect poorly on the Company. The Company nonetheless has the right and obligation to determine whether conflicts of interest exist and to take appropriate action to address them.
Before engaging in any material transaction or relationship that reasonably could give rise to an actual or apparent conflict of interest, each covered person, including a Company Board member or executive officer, the Board of Directors or a committee thereof or any other covered person, must provide full and fair disclosure of all relevant facts and circumstances to and receive the approval of the Legal Department Director of the Company. If a covered person’s spouse or other close family member works for a firm that does business with or competes against the Company, the Legal Department Director of the Company should be advised of the situation in writing. Conflicts of interest may not always be clear-cut, so if you have a question, you should consult with the Director of the Legal Department.

3. Compliance with Laws, Rules and Regulations
Complying with the law is the foundation on which the Company’s ethical standards are built. It is the Company’s policy to be a good “corporate citizen”. All covered persons must comply with applicable governmental laws, rules and regulations. Reasons such as “everyone does it” are unacceptable excuses for violating this requirement of this Code.
Although not all covered persons are expected to know the details of these laws, it is important to have enough legal knowledge to determine when to seek advice from supervisors, managers, the Legal Department or other appropriate personnel. Any suspected or actual violation of any applicable law, rule or regulation should be reported immediately to your the Director of the Legal Department and the contacts in the Whistleblower hotline which will include a member of the Audit Committee.
4. Insider Trading
Covered persons who, as a result of their employment at or other association with the Company, are in possession of material, non-public information about any publicly traded corporation, including LFT, may not engage in transactions in the securities of such corporations and should not share such information with anyone who might engage in such transactions. To do so is not only unethical but also illegal and could expose the covered person to civil and criminal penalties.
Please read and familiarize yourself with the “LFT Securities Trading Policy”. If you should have further questions in this area, please consult the Legal Department Director of the Company.
5. Disclosure, Financial Reporting and Accounting
The Company is committed to providing full, fair, accurate, timely and understandable disclosure in all reports and documents filed with or submitted to the United States Securities and Exchange Commission (“SEC”) and in all other public communications made by the Company. All of the Company’s books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect the Company’s transactions and must conform both to applicable legal requirements and to the Company’s system of internal controls. Unrecorded or “off the books” funds or assets of the Company should not be maintained unless permitted by applicable law or regulation and brought to the attention of the Company’s CFO and finance controller. The Company is required to accurately record information regarding all payments in reasonable detail, including the amount of the payment, the recipient, and the purpose for the expenditure. This means you must ensure that the Company has accurate and timely information with respect to the amount and ultimate recipient of contract payments, commissions, and other payments. You must also document the purpose, and maintain all necessary approvals for the transaction. Records must be complete and truthful and financial accounting recorded in accordance with Generally Accepted Accounting Principles (GAAP). Any covered person who creates a false or misleading entry, or fails to disclose payments or assets will be subject to immediate disciplinary action. If you learn of any false or misleading entries, or unrecorded payments, you should report it immediately to the Director of the Legal Department and the Whistleblower hotline..
Any covered person of the Company who learns of any material information affecting or potentially affecting the accuracy or adequacy of the disclosures made by the Company in its SEC filings or other public statements shall bring the matter promptly to the attention of the Director of the Legal Department and the Whistleblower hotline.

Senior management, including the senior financial officers, of affiliates, subsidiaries and branches shall report their respective financial results to senior management of the Company in a way that enables the Company to fairly present the consolidated financial position and the consolidated results of operations and cash flows of the Company in conformity with accounting principles generally accepted in the United States, applied on a consistent basis.
Any covered person who learns of any information concerning (i) significant deficiencies or material weaknesses in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data accurately, or (ii) any fraud, whether or not material, involving management or other employees who have a significant role in the Company’s financial reporting, disclosures or internal controls, shall bring the matter promptly to the attention of the Director of the Legal Department and the Chief Financial Officer.
Upon receipt of any such information, the Director of the Legal Department and the Chief Financial Officer shall investigate the matter, consult with senior management as warranted, confer with the Audit Committee of the Board of Directors of the Company if appropriate, and ensure that any necessary corrective action is taken.
All covered persons must maintain the confidentiality of confidential information entrusted to them by the Company or its customers or suppliers, except when disclosure is authorized by the Legal Department of the Company, required by laws or regulations or ordinary and necessary in the course of carrying out your responsibilities as an employee, officer or director of the Company. Confidential information includes all non-public information that might be of use to competitors, or harmful to the Company or its customers or suppliers, if disclosed. It also includes information that suppliers and customers have entrusted to us in connection with business or cooperation relationship. The obligation to preserve confidential information continues even after employment ends.
7. Waivers of the Code of Business Conduct and Ethics
Any waiver of this Code for executive officers or directors of the Company may be made only by the Company’s Board of Directors and will be promptly disclosed to shareholders along with reasons for such waiver as required by law or Nasdaq/NYSE regulation.
8. Compliance Procedures
We must all work to ensure prompt and consistent action in response to violations of this Code. However, in some situations it is difficult to know right from wrong. Since we cannot anticipate every situation that will arise, it is important that we have a way to approach a new question or problem. These are the steps to keep in mind:
•	Make sure you have all the facts. In order to reach the right solutions, we must be as fully informed as possible.

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Ask yourself: What specifically am I being asked to do? Does it seem unethical or improper? This will enable you to focus on the specific question you are faced with, and the alternatives you have. Use your judgment and common sense; if something seems unethical or improper, it probably is.

•	Clarify your responsibility and role. In most situations, there is shared responsibility. Are your colleagues informed? It may help to get others involved and discuss the problem.

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Discuss the problem with your supervisor. This is the basic guidance for all situations. In many cases, your supervisor will be more knowledgeable about the question, and will appreciate being brought into the decision-making process. Remember that it is your supervisor’s responsibility to help solve problems.

•	Ask first, act later. If you are unsure of what to do in any situation, seek guidance before you act.
9. Enforcement
The Company is committed to full, prompt, and fair enforcement of the provisions of this Code of Conduct and Ethics.
Reporting Violations. Any covered person who learns of information indicating that a violation of this Code of Ethics has been or is about to be committed shall immediately report the facts to the Director of the Legal department.
•	The failure to report a violation of this Code of Ethics may itself be a violation of this Code.

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Whenever a legal counsel of the Company learns of a reported violation of this Code of Ethics that involves a violation of law (including any violation of the securities laws) or otherwise appears to be particularly serious, he or she shall immediately inform the Director of the Legal department.

Protection for Reporting Violations. It is prohibited, and is a violation of this Code of Ethics, for anyone associated with the Company to retaliate in any way against anyone who has reported to the Company in good faith information indicating that a violation of this Code may have occurred or may be about to occur.
Prohibited forms of retaliation include adverse employment actions (such as termination, suspension, and demotion), the creation of a hostile work environment, and any other type of reprisal for the good-faith reporting of a possible violation of this Code of Ethics.
Investigating Reports of Violations. Upon receipt of a report of a possible violation of this Code of Ethics, the Director of the Company’s Legal Department, shall promptly initiate an investigation to gather the relevant facts.
•	All lawful and appropriate investigative means and methods may be utilized in the conduct of the investigation.

•	All covered persons shall cooperate in the investigation when called upon to do so. A failure to cooperate may itself constitute a violation of this Code.

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In conducting and monitoring investigations, the Director of the Company’s Legal Department shall consult and coordinate as appropriate with senior management, the Internal Audit Department, the Human Resources Department and the Audit Committee, and shall seek to ensure that the provisions of this Code of Ethics are applied and enforced consistently across the Company’s businesses.

Sanctions for Violations. Appropriate disciplinary action shall be determined upon completion of the investigation, if the Company’s legal counsel, as the case may be, concludes that a violation of this Code of Ethics has been committed and disciplinary action is warranted. Any violation of this Code may result in serious sanctions by the Company, which may include dismissal, suspension without pay, loss of pay or bonus, loss of benefits, demotion or other sanctions.
Any disciplinary action to be taken against an employee shall be subject to the approval of appropriate senior management, and shall be carried out by the Human Resources Department.
This document shall be implemented as of August 1, 2007. Second version implmented on October 15, 2007.

Code of Business Conduct and Ethics
SUPPLEMENTARY CODE OF CONDUCT:
The Company competes for and earns business loyalty through the quality of its personnel, products and service, not with gifts or lavish entertainment. These provisions set out guidelines and limits on the exchange of gifts, meals and entertainment from or to anyone with whom the Company has a current or potential business relationship.
1. Payments to Government Officials and Private Sector Employees
Without limiting the scope of this Code of Conduct, employees, in any event, may not either directly or indirectly, offer or give cash (or any other items of value (including gifts)), to government officials, employees of government departments or private sector employees with the goal and sole purpose of directing business or obtaining an improper benefit to the Company. The Company competes for and earns business loyalty through the quality of its personnel, products and service, not with gifts or lavish entertainment. , The Company does recognize that gift giving and entertainment is an accepted business practice and doesallow for modest customary gifts and entertainment fees, provided that they shall be within the limit set forth by the Director of the Legal Department and the Board of Directors upon mutual negotiation and in no event be greater than Rmb1,800 in value per item, unless such expenses are otherwise approved in advance by the Director of the Legal Department.
The U.S. Foreign Corrupt Practices Act (the “FCPA”) applies to LFT (as a company listed on a United States stock exchange) and its employees and agents wherever they act in furtherance of Company business. Analogous laws and regulations may also apply, including PRC anti-bribery laws and regulations. The FCPA criminalizes any offer, payment, promise to pay, or authorization to pay any money, gift, or anything of value to any government official (“Official”) in order to obtain or retain business for anyone, or direct business to anyone, or to obtain any improper advantage. The term “Official” includes any employee of a PRC government or state-owned or state-controlled entity (even if the person or entity are performing commercial functions), any employee of a public international organization (such as the United Nations, World Bank, or World Health Organization), any CCP official, as well as the family members of any of Officials.
For this reason, you may not, directly or indirectly, offer, promise, make, permit, or authorize any person to give any thing of value to an Official when it might appear that you are seeking to influence the decision-making process. You must adhere carefully to this policy in connection with all government business. In addition, the FCPA requires us to maintain accurate books and records.
It is important to recognize that a violation of the FCPA and other anti-bribery laws may occur without any money ever changing hands. For example, offers or promises to make improper payments may violate anti-bribery laws even if no payment is made. Moreover, bribes do not have to involve payment of money; they can involve anything of value (including gifts, travel, and entertainment).

As provided for in the specific interpretations in the United States Foreign Corrupt Practices Act (“FCPA”) with respect to government and administrative officials, under applicable PRC law, it is unlawful to offer or provide money or things of value to government officials for the purpose of:
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“influencing any act or decision of such official in his official capacity, inducing such official to do or omit to do any act in violation of the lawful duty of such official, or securing any improper advantage” or

•	“inducing such official to use his influence with a government or instrumentality thereof to affect or influence any act or decision of such government or instrumentality”.
Further, LFT has determined that as a matter of company policy and to comply with relevant PRC laws and regualtions, these same prohibitions apply to an employee’s dealings with private sector employees (or owners) of vendors, suppliers or other non-governmental entities with which the Company does or would like to do business.
Gifts
Before offering, giving, or accepting a gift, you must review and follow the rules and guidelines set forth below. If a gift (as defined broadly below) involves an Official, you must take particular care to follow the policies and procedures outlined herein. Failure to do so may result in disciplinary action, up to and including termination. It may even carry severe civil or criminal consequences.
What is a Gift?
A gift is anything of value, including cash, gift certificates, favors, services, and promises to do something in the future, that you—or anyone in your family, household or with whom you have a close personal relationship, or anyone acting at your direction—either give or receive.
Are Gifts Ever Appropriate?
Gifts may be appropriate if they are unsolicited, business-related and fall within the monetary limits of this policy. Individual gifts in excess of Rmb1,800 should not be provided and the total value of gifts provided in a year should not exceed Rmb 3,600 to any one person unless approved by the Director of the Legal Department.
Gifts are NEVER permissible in certain instances:
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Intent to influence or reward the recipient: Giving or accepting gifts that could influence or appear to influence the business judgment of the recipient is never appropriate and may incur criminal or civil penalties. If any person offers you a gift in exchange for business or any type of service, you must decline the offer and contact the Legal Director immediately.

Entertainment
Excessive or lavish meals or entertainment are strictly prohibited by the Company’s policy.
What is Entertainment?
Entertainment includes travel, hotel accommodations, meals and cultural or sporting events that you attend with a customer or business provider. Unless you attend the event with the customer or business provider, the tickets are not entertainment, but are instead gifts and subject to the gift restrictions in this Code.
What Entertainment is Appropriate?
Employees should offer or accept only entertainment that is appropriate, reasonable for and directly related to promotional or other business purposes, is offered or accepted in the normal course of an existing business relationship, and is an occasion where business is discussed. The appropriateness of a particular type of entertainment, of course, depends upon both the reasonableness of the expense and on the type of activity involved. You should never offer entertainment as a means of influencing another person’s business decision. Individual entertainment in excess of Rmb1,800 should not be provided and the total value of entertainment provided in a year should not exceed Rmb 3,600 to any one person unless approved by the Director of the Legal Department.
2. Use of Consultants, andThird Parties Consultants and Third Parties may not be engaged to help the Company in securing business whereby their actions would constitute a breach of this policy, the relevant laws or the FCPA if those actions had been undertaken directly by the Company. Where Consultants or Third Parties have been retained for the specific purpose of securing business rather than providing goods or other services, the Director of the Legal department shall approve such relationships if convinced that any payments are at market rates and the consultant has made a commitment, in writing, that it and its employees will not undertake any practices that would be improper under this Supplemental Code or under law. The contract shall contain representations that the actions of the Consultant or Third Party will not be a breach of the law or FCPA.
The Company can be held criminally liable under U.S. law for payments by consultants and third parties which are engaged for securing business whereby their actions would constitute a breach of this policy, the relevant laws or the FCPA if those actions had been undertaken directly by the Company.. For this reason, you must pay special attention to all dealings with such parties. Before entering any contract with such a party where the purpose of the relationship is to secure business you must work with the Director of the Legal Department to conduct a reasonable investigation into the background, reputation, and business capabilities of the provider or consultant. The investigation should include:
•	Verification of the provider’s credentials and reputation;

•	Reasonable research into whether the provider has been subject to any formal or informal allegations (including in the media) regarding any misconduct indicating dishonesty;

•	Documentation of the reason for the retention, including an analysis of the provider’s qualifications and expertise;

•	Analysis of the appropriateness of the cost of services when compared to compensation paid to others for similar services under similar circumstances;
Each of these steps must be documented and maintained by the Legal Department for each party/entity with whom the Company ultimately enters into a contract with where the specific purpose of the relationship is help the Company in securing business.
3. Sanctions
Failure to comply with these rules can lead to serious disciplinary consequences, including termination of employment.
Longtop Financial Technologies Limited
September 29, 2007